

July 1, 2010

Phillip Perillo, CFO
Life Quotes, Inc.
8205 S. Cass Avenue, Suite 102
Darien, IL 60561

> **Re:** **Life Quotes, Inc.**
> **Schedule TO-I/13E-3 Filed on June 29, 2010**
> **Schedule 14D-9/A Filed on June 29, 2010**
> **File No. 005-56673**

Dear Mr. Perillo:

We have reviewed your responses to our letter dated June 18, 2010, and the above-referenced filings, and have the following comments.

Schedule TO-I/13E-3

General

1.   We note the disclosure under various items of the Schedule 13E-3, including the book value per share and the information under Item 9 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise.

2.   We note that some of the information required by Schedule 13E-3 appears in your Schedule 14D-9, rather than in the Offer to Purchase. Please revise to ensure that you have incorporated the information from the correct document for each item.

Item 8 of Schedule 13E-3: Fairness of the Transaction, page 9

3.   We note that the disclosure in your amended Schedule 14D-9 states that the "Special Committee has unanimously determined that the Offer is fair, from a financial point of view, to the Company's stockholders (other than LQ Acquisition)." Please revise to include the <u>board's</u> fairness determination, since the issuer, not the Special Committee, is the filing person on the Schedule 13E-3. In addition, please revise so that the board states whether it believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, rather than "to the Company's stockholders (other than LQ Acquisition Inc.)." Finally, please omit the limitation regarding "from a financial point of view." See Item 1014(a) of Regulation M-A. Please revise throughout your Schedule 14D-9.

4.   In responding to comment three, to the extent that you believe it is proper for the Special Committee to make the fairness determination on behalf of the Company, provide support,

including a legal analysis, as well as an opinion of qualified counsel, as to why the Special Committee has the authority to act on behalf of the Company in this regard. In addition, if your board of directors bases its fairness determination on the analysis of factors undertaken by others (e.g., the special committee or the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of SEC Release No. 34-17719 (April 13, 1981).

Schedule 14D-9

Background of the Offer, page 5

5.   Please revise to describe the board's reasons for rejecting the alternative offer by Party B. Refer to Item 1013(b) of Regulation M-A.

6.   Please revise to describe the board's reasons for structuring or agreeing to structure the Rule 13e-3 transaction so that LQ loaned the funds to LQ Acquisition to purchase shares tendered in the offer, at a time when the issuer was "struggling financially." Refer to Item 1013(c) of Regulation M-A.

7.   Please describe the special Delaware law opinion that the board received on October 9, 2009.

Summary of Financial Analysis Conducted by Matt Friesel, page 27

8.   Please revise to include the information required by Item 1015(b)(2)-(4) of Regulation M-A.

        You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                Sincerely,

                                                Evan S. Jacobson
                                                Attorney-Advisor
                                                Office of Mergers & Acquisitions

cc: Via Facsimile (312) 277-6486
        David J. Kaufman, Esq.
        Duane Morris LLP